AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 1997.

                                                REGISTRATION NO. 333-20565
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                      PRE-EFFECTIVE AMENDMENT NO. 1

                                  TO THE
                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                            STERLING COMMERCE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                 75-2623341
    (STATE OR OTHER JURISDICTION                    (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                IDENTIFICATION NO.)

                               ----------------
                   8080 NORTH CENTRAL EXPRESSWAY, SUITE 1100
                              DALLAS, TEXAS 75206
                                (214) 891-8680
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                              JEANNETTE P. MEIER
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            STERLING COMMERCE, INC.
                   8080 NORTH CENTRAL EXPRESSWAY, SUITE 1100
                              DALLAS, TEXAS 75206
                                (214) 891-8680
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
           ROBERT L. ESTEP                         JEFFREY A. CHAPMAN
          JAMES E. O'BANNON                           JAY H. HEBERT
     JONES, DAY, REAVIS & POGUE                  VINSON & ELKINS L.L.P.
      2300 TRAMMELL CROW CENTER                 3700 TRAMMELL CROW CENTER
          2001 ROSS AVENUE                          2001 ROSS AVENUE
         DALLAS, TEXAS 75201                       DALLAS, TEXAS 75201
           (214) 220-3939                            (214) 220-7700
                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [_]     .

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [_]     .

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                           JANUARY 31, 1997

[STERLING COMMERCE LOGO]
                               12,500,000 Shares
                                  Common Stock

  All of the shares of Common Stock offered hereby (the "Offering") are being sold by Sterling Commerce, Inc. (together with its subsidiaries, the "Company"). The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "SE." On January 30, 1997, the last reported sale price for the Common Stock on the NYSE was $33.75 per share. See "Price Range of Common Stock and Dividend Policy."

                                   --------

  SEE "RISK FACTORS" COMMENCING ON PAGE 6 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PRICE     UNDERWRITING   PROCEEDS
                                               TO      DISCOUNTS AND      TO
                                             PUBLIC    COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share................................    $             $            $
--------------------------------------------------------------------------------
Total(3).................................  $             $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters.
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,875,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $   , $   and $   , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
   , 1997.

Alex. Brown & Sons                                          Goldman, Sachs & Co.
  INCORPORATED

                  THE DATE OF THIS PROSPECTUS IS      , 1997.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov. Documents filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference into this Prospectus (i) the Company's Annual Report on Form 10-K for the period ended September 30, 1996, as amended (the "1996 Form 10-K"), (ii) the Company's Quarterly Report on Form 10-Q for the three--month period ended December 31, 1996 (the "December 1996 Form 10-Q"), and (iii) the Company's Current Reports on Form 8-K dated September 30, 1996 and December 18, 1996.

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the Offering made hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such reports.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Sterling Commerce, Inc., 8080 North Central Expressway, Suite 1100, Dallas, Texas 75206 (telephone: (214) 891-8680) prior to February 24, 1997, and thereafter at 300 Crescent Court, Suite 1200, Dallas, Texas 75201 (telephone: (214) 981-1100), Attention: Dawn C. Wheeler, Vice President, Investor Relations.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere or incorporated by reference in this Prospectus. This Prospectus (including the documents incorporated by reference herein) contains forward-looking statements that are based on the beliefs of, and estimates and assumptions made by and information currently available to, the Company's management. Such statements are subject to certain risks, uncertainties and assumptions. Actual results may vary materially from those expected or anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. See "Certain Forward-Looking Statements."

                                  THE COMPANY

  The Company is a leading provider of electronic data interchange ("EDI") and other electronic commerce ("EC") products and services worldwide. The Company develops, markets and supports electronic commerce software products and provides electronic commerce services that enable businesses to engage in business-to-business electronic communications and transactions. The Company has been providing electronic commerce solutions for over 20 years and has numerous customers in a broad range of industries including banking, pharmaceuticals and retailing. As of September 30, 1996, the Company's customers included 96 of the 100 largest U.S. industrial corporations, as ranked by 1995 sales in Fortune magazine, and 99 of the top 100 U.S. commercial banks, as ranked by deposits as of December 31, 1995, in American Banker magazine. Selected customers of the Company include Cummins Engine Company, Mobil Corporation, NationsBanc Services, Inc., The Pillsbury Company and Target Stores.

  Electronic commerce involves the automation of business-to-business transactions through the use of telecommunications and computers to exchange and process electronically commercial information and business transaction documents. Due to the critical nature of these transactions, electronic commerce requires reliable, secure, automated connectivity between businesses. Electronic commerce typically involves software and value-added services to perform essential business functions such as EDI, which facilitates uniform communications with different trading partners, including suppliers, customers, transportation carriers, banks and governmental agencies. In addition, electronic commerce includes value-added services such as e-mail, electronic funds transfer, electronic forms and bulletin board and catalog services. Currently, EDI is the most widely utilized component of electronic commerce. Advantages of electronic commerce include reduced clerical workload and elimination of unnecessary paper handling; rapid, accurate and secure exchange of time sensitive business information; reduced operating and inventory carrying costs; and improved speed of ordering, delivering and paying for goods and services.

  The Company offers a comprehensive range of electronic commerce products and services for the electronic commerce market. The Company continually strives to understand the business requirements of the global electronic commerce market; to address these requirements with flexible, reliable and secure electronic commerce solutions; and to deliver these solutions in an effective and efficient manner. The Company believes that many of today's business organizations operate as extended enterprises that not only include an entity's divisions, plant sites and sales offices, but also involve close partnering relationships with customers, suppliers, banks and other trading partners. The foundation for transacting business electronically is reliable and secure communications software. Upon this foundation, solutions are provided for messaging management, translation, managed services and automated payment integration. The Company provides all of these solutions, among others, to support the extended enterprise.

  The Company operates through five separate groups, four of which offer distinct families of products and services in the United States and Canada and one of which markets electronic commerce services and related products outside of the United States and Canada. The Company believes that its decentralized organizational structure promotes operating flexibility, improves responsiveness to customer requirements and focuses management on achieving revenue and profit objectives. The Commerce Services Group is a leading provider of electronic commerce services and related software products, offered under the COMMERCE family name, that facilitate the electronic exchange of business transactions among multiple trading partners. The Interchange Software Group is a leading provider of electronic commerce translation and gateway messaging software, which makes message management and communications possible across diverse systems. These products are marketed under the GENTRAN family name. The Communications Software Group offers automated file transfer and communications management solutions under the CONNECT family name that provide the infrastructure for an enterprise's electronic commerce system. The Banking Systems Group, with its VECTOR family of products, is a leading provider of item processing and electronic payments software and related services for financial institutions. The International Group markets electronic commerce services and related software products outside of the United States and Canada, primarily in Europe.

  Prior to the Company's initial public offering in March 1996, the Company was a wholly owned subsidiary of Sterling Software, Inc. (together with its subsidiaries, "Sterling Software"). In September 1996, Sterling Software declared a special dividend to its stockholders consisting of the distribution (the "Distribution") of all shares of the Company's Common Stock then owned by Sterling Software. As a result, effective September 30, 1996, the Company ceased to be a subsidiary of Sterling Software. Under the International Marketing Agreement, Sterling Software currently acts as the exclusive distributor of the Company's interchange and communications software products in markets outside the United States and Canada. See "Business--Sales and Marketing " and "--Shared Management and Contractual Arrangements with Sterling Software."

  The Company's principal executive offices are currently located at 8080 North Central Expressway, Suite 1100, Dallas, Texas 75206, and its telephone number is (214) 891-8680. Effective February 24, 1997, the Company's principal executive offices will be located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201 and its telephone number will be (214) 981-1100.

                                  THE OFFERING

Common Stock offered hereby................ 12,500,000
Common Stock to be outstanding after
 the Offering (1).......................... 87,500,000
Use of proceeds by the Company............. Working capital and general corporate purposes, including possible acquisitions
NYSE symbol................................ SE

--------

(1) Excludes the effects of the possible future issuance of up to 18,336,400 additional shares of Common Stock available for issuance pursuant to the Company's 1996 Stock Option Plan as of January 31, 1997. See "Description of Capital Stock--General."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE
                                                                         MONTHS ENDED
                                 YEAR ENDED SEPTEMBER 30,(1)           DECEMBER 31,(2)
                         ------------------------------------------- --------------------
                          1992     1993     1994     1995     1996     1995      1996
                         ------- -------- -------- -------- -------- -------- -----------
STATEMENT OF OPERATIONS
 DATA:
  Revenue............... $88,926 $117,813 $155,916 $203,578 $267,773 $ 56,150  $ 74,769
  Income before
   restructuring charge,
   other income and
   expense and income
   taxes................  14,933   29,001   46,405   72,028   95,205   20,691    25,013
  Net income............   8,983   15,194   27,753   42,930   58,392   12,289    16,060
  Pro forma earnings per
   common share(3)......                           $   0.59          $   0.17
  Earnings per common
   share................                                    $   0.77           $   0.21
                                                                      DECEMBER 31, 1997
                                                                     --------------------
                                                                                  AS
                                                                      ACTUAL  ADJUSTED(4)
                                                                     -------- -----------
BALANCE SHEET DATA:
Working capital..................................................... $ 87,793  $494,402
Total assets........................................................  259,887   666,496
Stockholders' equity(5).............................................  153,863   560,472

--------
(1) The financial data reflect the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," for all periods presented. The Company's operations have historically been included in consolidated income tax returns filed by Sterling Software. Income tax expense has been computed as if the Company filed separate income tax returns.

(2) Results of operations for interim periods are not necessarily indicative of results of operations for the entire fiscal year.

(3) Assumes that 73,200,000 shares of Common Stock were outstanding.

(4) Adjusted to give effect to the 87,500,000 shares of Common Stock assumed to be outstanding after the Offering and the receipt by the Company of approximately $406.6 million of net proceeds from the assumed sale by the Company of 12,500,000 shares of Common Stock pursuant to the Offering, at an assumed public offering price of $33.75 per share.

(5) Excludes the effects of the possible future issuance of up to 18,336,400 additional shares of Common Stock available for issuance pursuant to the Company's 1996 Stock Option Plan as of January 31, 1997. See "Description of Capital Stock--General."

                                ----------------

  Except as otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

  Competition. The electronic commerce market is very competitive. Numerous companies supply electronic commerce products and services, and several competitors target specific customer requirements for which the Company presently is, or may seek to become, a provider. The Company's competitors include both large companies with substantially greater resources than the Company and small, specialized companies that compete in one or more particular market niches. Competitors that offer products and/or services that compete with various of the Company's products and services include, among others, Advantis Systems, Inc. (a joint venture between Sears, Roebuck & Co. and IBM); AT&T; Computer Associates International, Inc.; EDS; General Electric Information Systems; Harbinger Corporation; Premenos Technology Corp.; QuickResponse Services, Inc.; and a joint venture between British Telecommunications Plc and MCI Communications Corporation; as well as the internal programming staffs of various businesses engaging in electronic commerce.

  The Company expects competition to increase in the future from both existing competitors and other companies that may enter the Company's existing or future markets. The Company believes that its ability to compete successfully in the electronic commerce market depends on numerous factors, both within and outside its control, including product performance, functionality and reliability, price and customer service and support. There can be no assurance that new or established competitors will not offer products and services that are superior to and/or lower in price than those of the Company. In addition, the Company could face increased competition to the extent the Internet gains further acceptance as a method of conducting electronic commerce. See "--The Internet" and "Business--Competition."

  Factors Affecting Operating Results; Potential Fluctuations in Quarterly Results. The Company's future quarterly operating results may vary and reduced levels of earnings or losses could be experienced in one or more quarters. Fluctuations in the Company's quarterly operating results could result from a variety of factors, including changes in the levels of revenues derived from sales of software products and electronic commerce services, the timing of new product and service announcements by the Company or its competitors, changes in pricing policies by the Company or its competitors, market acceptance of new and enhanced versions of the products and services of the Company or its competitors, the size and timing of significant orders, changes in operating expenses, changes in the Company's strategy, the introduction of alternative technologies, the effect of potential acquisitions and industry and general economic factors. The Company has limited or no control over many of these factors. In addition, a somewhat greater portion of the Company's revenues tends to be recognized in the fourth fiscal quarter as a result of a number of factors, including the Company's incentive compensation structure for its sales personnel (under which, opportunities to earn higher commissions applicable to sales in excess of annual quotas and to realize other benefits associated with the achievement of such quotas are at their greatest during the fourth fiscal quarter). In 1995 and 1996, approximately 29.7% and 30.0%, respectively, of the Company's total revenues were recognized in the fourth fiscal quarter. See "Selected Financial Data--Quarterly Results of Operations."

  The Company operates with virtually no product order backlog because its software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of such products licensed in that quarter. The Company's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, the Company's operating results are likely to be adversely affected unless the Company is willing and able to reduce its expenses proportionally. As a result of the foregoing factors, comparisons of results of operations between particular periods are not necessarily meaningful and historical results of operations are not necessarily indicative of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 1996 Form 10-K and incorporated herein by reference.

  Technological Change; Dependence on New Products and Related Risks. The electronic commerce industry is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. The Company's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in electronic commerce product and service technologies, enhance existing products and services and introduce and acquire new products and services on a timely basis to keep pace with technological developments. There can be no assurance that the Company will be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, acquisition or marketing of such products or services or that its new or enhanced products and services will adequately meet the requirements of the marketplace or achieve market acceptance. Any delay or failure in the introduction of new or enhanced products or services, or the failure of such products or services to achieve market acceptance, could have a material adverse effect on the business, results of operations and financial condition of the Company.

  Software products as complex as those used in the electronic commerce industry may contain undetected errors or failures when first introduced or when new versions are released. If software errors are discovered after introduction, the Company could experience delays or lost revenues during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of, or delay in, market acceptance, which could have a material adverse effect on the business, results of operations and financial condition of the Company. See "Business--Product Development."

  Growth Through Acquisitions. The Company's growth has been significantly enhanced through acquisitions of other businesses, products and licenses. Following the Offering, the Company will have significant cash resources, which may be used for acquisitions. The inability of the Company to make appropriate acquisitions on attractive terms (whether for cash, Company securities or both) could make it more difficult for the Company to achieve growth levels consistent with those historically achieved. Moreover, there can be no assurance as to the Company's ability to make appropriate acquisitions, the timing thereof or the ultimate benefits therefrom to the Company.

  Furthermore, the Company will not be eligible to account for any acquisition as a pooling of interests prior to October 1998, two years following the completion of the Distribution. The use of the purchase method of accounting for an acquisition may result in the recording of goodwill, which would be required to be amortized by the Company over a period of time. Such amortization would reduce the Company's reported earnings and, consequently, could adversely affect the market price of the Common Stock.

  The Internet. The Internet is an interconnected global network of computer systems linked together through a common protocol. The Company and certain of its existing competitors have introduced products and services that are intended to enable businesses to engage in electronic commerce over the Internet, and other companies are expected to do so in the future. The use of the Internet as a vehicle for electronic commerce raises numerous issues, including reliability, data security and data integrity, and has not yet become widely accepted. There can be no assurance that any such products and services introduced by the Company will adequately meet the requirements of the marketplace or achieve market acceptance. Moreover, new competitors, which could include media and telecommunications companies, may increasingly offer products and services that utilize the Internet in competition with the Company's product and service offerings. To the extent that the Internet gains further acceptance as a method of conducting electronic commerce, the Company believes that the Internet will provide the Company with expanded opportunities. However, there can be no assurance that the Company's efforts to exploit any such opportunities will be successful or that any increased usage of the Internet for electronic commerce or increased competition will not adversely affect the business, results of operations and financial condition of the Company.

  International Growth and Marketing. Historically, sales of the Company's electronic commerce services and related products outside the United States and Canada have not been significant. The Company's ability to successfully expand its services business internationally will depend upon, among other things, its ability to attract and retain both talented and qualified managerial, technical and sales personnel and electronic commerce services customers outside the United States and Canada and its ability to continue to effectively manage its domestic operations while focusing on international expansion. Moreover, the Company's ability to successfully implement its international services strategy will require additional improvements to its infrastructure and management information systems, particularly its international customer support systems.

  International operations are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, longer payment cycles, increased difficulties in collecting accounts receivable and potentially adverse tax consequences. To the extent international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations. The Company has not entered into any hedging or other arrangements for the purpose of guarding against the risk of currency fluctuations but will consider entering into such arrangements should its exposure to such risk increase significantly. In addition, sales in Europe and certain other parts of the world typically are adversely affected in the third calendar quarter of each year because many customers reduce their business activities in the summer months. See "Business--Sales and Marketing."

  Pursuant to an agreement between the Company and Sterling Software (the "International Marketing Agreement"), Sterling Software acts as the exclusive distributor (directly and through subdistributors) of the Company's interchange and communications software products in markets outside the United States and Canada and is responsible for sales, marketing and first level support of such products in those markets. The International Marketing Agreement, which expires in March 1999, provides for the payment to the Company of royalties equal to 50% of the revenue that Sterling Software derives from licenses of the Company's interchange and communications software products and related product support services, with the balance of such revenue to be retained by Sterling Software. During fiscal 1996, the Company received aggregate royalties from Sterling Software of approximately $20.7 million. See "Business--Shared Management and Contractual Arrangements with Sterling Software."

  Ability to Attract Qualified Personnel. The Company's business is dependent upon its ability to attract and retain highly qualified managerial, technical and sales personnel. Competition for such personnel is intense. There can be no assurance that the Company can retain its key managerial, technical and sales personnel or that it can attract, assimilate or retain such personnel in the future. The inability of the Company to attract and retain such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. See "Business--Employees" and "-- Shared Management and Contractual Arrangements with Sterling Software."

  Dependence on Data Center. The operations of the Company's Commerce Services Group are dependent upon the Company's ability to protect its computer equipment and the information stored in its data center against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices and other similar events. The Company is party to a disaster recovery agreement that provides an alternative off-site computer system for use in such disastrous events, and the Company has taken precautions to protect itself and its customers from events that could interrupt delivery of certain of the Company's electronic commerce services. These precautions include, among others, backup power generation equipment, fire protection and physical security systems and an early warning detection and fire extinguishing system. Notwithstanding such precautions, there can be no assurance that a fire or other natural disaster, including national, regional or local telecommunications disruptions, would not result in a prolonged disruption of the Company's electronic commerce services. The Company is currently covered under a business interruption insurance policy. However, even if lost revenues or increased costs experienced by the Company during the pendency of any disruption of its services business were substantially recovered under any such insurance policy (as to which, depending upon the circumstances, there can be no assurance), longer term revenue losses not recoverable under such policies could result from possible losses of customers and, consequently, could have a material adverse effect on the business, results of operations and financial condition of the Company.

  Limited Protection of Proprietary Technology; Risks of Infringement and Loss of Licenses. The Company relies primarily on a combination of copyright, patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its intellectual property rights. The Company seeks to protect its software, documentation and other written materials principally under trade secret and copyright laws, which afford only limited protection. The Company routinely enters into non-disclosure and confidentiality agreements with employees, contractors, consultants and customers. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The Company does not believe that any of its products infringe on the proprietary rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

  Licenses for a number of software products have been granted to the Company for its own use or for remarketing to its customers. In the aggregate, these licenses are material to the business of the Company. Although management believes that the risk that the Company will lose a significant number of licenses is remote, such a loss could have a material adverse effect on the business, results of operations and financial condition of the Company. See "Business--Intellectual Property Rights."

  Relationship with Sterling Software. Four of the directors of the Company are also directors of Sterling Software. In addition, three of the executive officers of the Company are also executive officers of Sterling Software. Accordingly, such persons do not expend all of their professional time on behalf of the Company and may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Sterling Software. Further, the Company and Sterling Software entered into a number of agreements in anticipation of the Company's initial public offering. As a result of Sterling Software's then-existing ownership in the Company, the terms of such agreements were not the result of arm's-length negotiations. See "Business--Shared Management and Contractual Arrangements with Sterling Software."

  Government Regulatory and Industrial Policy Risks. Current U.S. and Canadian regulations and laws governing the telecommunications industry generally do not apply to providers of electronic commerce services and products. Except for government regulations in certain foreign countries (which may affect the provision of certain of the Company's services or use of certain of its products) and regulations governing the ability of the Company to disclose the contents of communications by its customers, there are no government regulations pertaining to the pricing, service characteristics or capabilities, geographic distribution or quality control features of the Company's electronic commerce services or products. There exists, however, the risk that governmental policies affecting the electronic commerce industry could be implemented by executive order, legislation, administrative order or otherwise. If such policies are adopted, they could have a material adverse effect on the business, results of operations and financial condition of the Company.

  Although the Company does not believe that import and export control regulations currently create significant impediments to the Company's international growth strategy, such regulations are applicable to certain of the Company's software products, and could interfere with such growth in the future. See "Business--Government Regulations."

  Certain Antitakeover Provisions. The Company's Certificate of Incorporation and Bylaws and applicable law contain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. In addition, the Company's Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. The Board will have the power to determine the price and terms under which any such additional capital stock may be issued and to fix the terms of such Preferred Stock, and existing stockholders of the Company will not have preemptive rights with respect thereto. The Company has also adopted a Rights Plan, which is intended to deter certain takeover practices or takeover bids. See "Description of Capital Stock."

                                USE OF PROCEEDS

  Assuming a public offering price of $33.75 per share, the net proceeds to the Company from the sale of shares of Common Stock pursuant to the Offering, after underwriting discounts and commissions and estimated offering expenses, will be approximately $406.6 million (or approximately $467.7 million if the over-allotment option is exercised in full). Such net proceeds will be added to the Company's working capital and used for general corporate purposes, which may include acquisitions. Pending such use, the Company currently intends to invest the net proceeds of the Offering in short-term, investment grade debt securities and other marketable securities. While the Company is presently in negotiations to acquire a European communications software company for a cash purchase price of less than $5 million, the Company does not presently have any material pending acquisitions.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996, and as adjusted to give effect to the completion of the Offering and the receipt by the Company of the estimated net proceeds therefrom, assuming a public offering price of $33.75 per share. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and the other information included and incorporated by reference in this Prospectus.

                                                            DECEMBER 31, 1996
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Long-term debt............................................ $    --   $    --
Stockholders' equity:
  Preferred Stock, $.01 par value; 50,000,000 shares
   authorized.............................................      --        --
  Common Stock, $.01 par value; 150,000,000 shares
   authorized, 75,000,000 shares issued; 87,500,000
   issued, as adjusted(1).................................      750       875
  Additional paid-in capital..............................   97,780   504,264
  Retained earnings.......................................   55,333    55,333
                                                           --------  --------
    Total stockholders' equity............................  153,863   560,472
                                                           --------  --------
      Total capitalization................................ $153,863  $560,472
                                                           ========  ========

--------

(1) Excludes the effect of the possible future issuance of up to 18,336,400 additional shares of Common Stock available for issuance pursuant to the Company's 1996 Stock Option Plan as of January 31, 1997. See "Description of Capital Stock--General."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock trades on the NYSE under the symbol "SE." The following table sets forth the high and low sales prices per share of Common Stock as reported on the NYSE, for all periods since March 8, 1996, the date the Common Stock began trading on the NYSE on a when issued basis.

                                                                  HIGH     LOW
                                                                 ------- -------
Year Ended September 30, 1996:
 Quarter Ended:
  March 31, 1996................................................ $30 7/8 $28 3/4
  June 30, 1996................................................. $45     $30 1/8
  September 30, 1996............................................ $37 1/8 $28
Year Ended September 30, 1997:
 Quarter Ended:
  December 31, 1996............................................. $35 3/4 $25 1/2
  March 31, 1997 (through January 30, 1997)..................... $38 5/8 $32

  On January 30, 1997, the closing sales price of the Common Stock on the NYSE was $33.75 per share.

  The Company's current intention is to retain any available earnings for use in the operation and expansion of its business. Accordingly, the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Further, under the terms of the Company's Revolving Credit and Term Loan Agreement, the Company is prohibited from making distributions in the form of dividends on Common Stock.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with the Company's consolidated financial statements and the other information included or incorporated by reference in this Prospectus. The data for the years ended September 30, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements included in the 1996 Form 10-K incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." The data for the year ended September 30, 1993 has been derived from audited consolidated financial statements of the Company and the data for the year ended September 30, 1992 has been derived from unaudited consolidated financial statements of the Company. The data for the three months ended December 31, 1995 and 1996 have been derived from unaudited consolidated interim financial statements of the Company included in the December 1996 Form 10-Q incorporated by reference in this Prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data.

                                                                                 THREE
                                                                             MONTHS ENDED
                                  YEAR ENDED SEPTEMBER 30,(1)               DECEMBER 31,(2)
                          ---------------------------------------------- ----------------------
                           1992     1993      1994      1995      1996     1995        1996
                          ------- --------  --------  --------  -------- ---------  -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Products...............  $32,376 $ 43,509  $ 56,291  $ 67,603  $ 87,527 $ 16,063     $22,189
 Product support........   23,268   29,875    37,953    46,190    56,229   13,477      15,549
 Services...............   28,794   39,523    53,246    78,063   103,269   23,127      32,417
 Royalties from
  affiliated companies..    4,488    4,906     8,426    11,722    20,748    3,483       4,614
                          ------- --------  --------  --------  -------- --------    --------
  Total revenue.........   88,926  117,813   155,916   203,578   267,773   56,150      74,769
Costs and expenses:
 Cost of sales:
 Products and product
  support...............   11,958   15,884    23,020    23,713    28,647    6,348       7,992
 Services...............    8,635   11,673    13,262    17,837    25,771    5,568       7,743
                          ------- --------  --------  --------  -------- --------    --------
  Total cost of sales...   20,593   27,557    36,282    41,550    54,418   11,916      15,735
 Product development and
  enhancement...........    9,413    6,478    12,497    14,807    15,553    3,288       5,071
 Selling, general and
  administrative .......   43,987   54,777    60,732    75,193   102,597   20,255      28,950
 Restructuring charges..      --     3,638       --        --        --       --          --
                          ------- --------  --------  --------  -------- --------    --------
  Total costs and
   expenses ............   73,993   92,450   109,551   131,550   172,568   35,459      49,756
                          ------- --------  --------  --------  -------- --------    --------
Income before other
 income (expense) and
 income taxes...........   14,933   25,363    46,405    72,028    95,205   20,691      25,013
Other income (expense)..       38      (40)     (150)     (478)    1,217     (210)      1,058
                          ------- --------  --------  --------  -------- --------    --------
Income before income
 taxes .................   14,971   25,323    46,255    71,550    96,422   20,481      26,071
Provision for income
 taxes..................    5,988   10,129    18,502    28,620    38,030    8,192      10,011
                          ------- --------  --------  --------  -------- --------    --------
Net income..............  $ 8,983 $ 15,194  $ 27,753  $ 42,930  $ 58,392 $ 12,289    $ 16,060
                          ======= ========  ========  ========  ======== ========    ========
Pro forma earnings per
 common share(3)........                              $   0.59           $   0.17
                                                      ========           ========
Earnings per common
 share..................                                        $   0.77             $   0.21
                                                                ========             ========
                                       SEPTEMBER 30,(1)                    DECEMBER 31, 1996
                          ---------------------------------------------- ----------------------
                                                                                        AS
                           1992     1993      1994      1995      1996   ACTUAL(2)  ADJUSTED(4)
                          ------- --------  --------  --------  -------- ---------  -----------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital(5).....  $ 2,485 $ (3,438) $  2,198  $  3,692  $ 77,159 $ 87,793    $494,402
 Total assets...........   77,319   87,271   100,638   128,978   241,680  259,887     666,496
 Other noncurrent
  liabilities...........    3,639    4,020     6,151     5,680     7,523    7,420       7,420
 Stockholder's net
  investment............   38,650   37,498    43,051    53,187       --       --          --
 Stockholders'
  equity(6).............      --       --        --        --    138,187  153,863     560,472

--------
(1) The financial data reflect the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," for all periods presented. The Company's operations have historically been included in consolidated income tax returns filed by Sterling Software. Income tax expense has been computed as if the Company filed separate income tax returns.

(2) Results of operations for interim periods are not necessarily indicative of results of operations for the entire fiscal year.

(3) Assumes that 73,200,000 shares of Common Stock were outstanding.

(4) Adjusted to give effect to the 87,500,000 shares of Common Stock assumed to be outstanding after the Offering and the receipt by the Company of approximately $406.6 million of net proceeds from the Offering. See "Use of Proceeds" and "Capitalization."

(5) Prior to the consummation of the Company's initial public offering in March 1996, substantially all of the excess cash generated by the Company's operations was regularly remitted to Sterling Software pursuant to Sterling Software's centralized cash management program.

(6) Excludes the effects of the possible future issuance of up to 18,336,400 additional shares of Common Stock available for issuance pursuant to the Company's 1996 Stock Option Plan as of January 31, 1997. See "Description of Capital Stock--General."

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth the Company's statement of operations data for each of the nine quarters ended December 31, 1996, including such amounts expressed as a percentage of total revenue. This unaudited quarterly information has been prepared on the same basis as the Company's audited consolidated financial statements included in the 1996 Form 10-K incorporated by reference in this Prospectus and, in the opinion of management, reflects all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                               THREE MONTHS ENDED
                               ----------------------------------------------------------------------------------------
                               DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                                 1994      1995      1995      1995      1995      1996      1996      1996      1996
                               --------  --------  --------  --------- --------  --------  --------  --------- --------
                                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
 Products....................  $14,346   $13,931   $16,339    $22,987  $16,063   $19,145   $22,295    $30,024  $22,189
 Product support.............   10,466    11,367    11,872     12,485   13,477    13,784    14,093     14,875   15,549
 Services....................   18,010    18,780    19,957     21,316   23,127    24,463    27,384     28,295   32,417
 Royalties from affiliated
  companies..................    2,274     2,197     3,469      3,782    3,483     4,684     5,453      7,128    4,614
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
  Total revenue..............   45,096    46,275    51,637     60,570   56,150    62,076    69,225     80,322   74,769
Costs and expenses:
 Cost of sales:
 Products and product
  support....................    5,274     5,381     5,893      7,165    6,348     7,081     6,977      8,241    7,992
 Services....................    4,318     4,267     4,340      4,912    5,568     6,255     6,718      7,230    7,743
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
  Total cost of sales........    9,592     9,648    10,233     12,077   11,916    13,336    13,695     15,471   15,735
 Product development and
  enhancement................    3,599     4,032     3,706      3,470    3,288     3,777     4,187      4,301    5,071
 Selling, general and
  administrative.............   17,303    16,535    19,284     22,071   20,255    22,905    27,684     31,753   28,950
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
  Total costs and expenses...   30,494    30,215    33,223     37,618   35,459    40,018    45,566     51,525   49,756
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
Income before other income
 (expense) and income taxes..   14,602    16,060    18,414     22,952   20,691    22,058    23,659     28,797   25,013
Other income (expense).......      (59)     (113)     (171)      (135)    (210)        1       521        905    1,058
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
Income before income taxes...   14,543    15,947    18,243     22,817   20,481    22,059    24,180     29,702   26,071
Provision for income taxes ..    5,817     6,379     7,297      9,127    8,192     8,824     9,430     11,584   10,011
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
Net income...................  $ 8,726   $ 9,568   $10,946    $13,690  $12,289   $13,235   $14,750    $18,118  $16,060
                               =======   =======   =======    =======  =======   =======   =======    =======  =======
                                                               THREE MONTHS ENDED
                               ----------------------------------------------------------------------------------------
                               DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                                 1994      1995      1995      1995      1995      1996      1996      1996      1996
                               --------  --------  --------  --------- --------  --------  --------  --------- --------
PERCENTAGE OF REVENUE:
Revenue:
 Products....................     31.9%     30.1%     31.6%      38.0%    28.6%     30.8%     32.2%      37.4%    29.7%
 Product support.............     23.2      24.6      23.0       20.6     24.0      22.2      20.4       18.5     20.8
 Services....................     39.9      40.6      38.7       35.2     41.2      39.4      39.6       35.2     43.3
 Royalties from affiliated
  companies..................      5.0       4.7       6.7        6.2      6.2       7.6       7.8        8.9      6.2
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
  Total revenue..............    100.0     100.0     100.0      100.0    100.0     100.0     100.0      100.0    100.0
Costs and expenses:
 Cost of sales:
 Products and product
  support....................     11.7      11.7      11.4       11.9     11.3      11.4      10.1       10.3     10.7
 Services....................      9.6       9.2       8.4        8.1      9.9      10.1       9.7        9.0     10.3
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
  Total cost of sales........     21.3      20.9      19.8       20.0     21.2      21.5      19.8       19.3     21.0
 Product development and
  enhancement................      8.0       8.7       7.2        5.7      5.9       6.1       6.0        5.3      6.8
 Selling, general and
  administrative.............     38.4      35.7      37.3       36.4     36.1      36.9      40.0       39.5     38.7
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
  Total costs and expenses...     67.7      65.3      64.3       62.1     63.2      64.5      65.8       64.1     66.5
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
Income before other income
 (expense) and income taxes..     32.3      34.7      35.7       37.9     36.8      35.5      34.2       35.9     33.5
Other income (expense) ......     (0.1)     (0.2)     (0.4)      (0.2)    (0.3)      0.0       0.7        1.1      1.4
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
Income before income taxes...     32.2      34.5      35.3       37.7     36.5      35.5      34.9       37.0     34.9
Provision for income taxes ..     12.9      13.8      14.1       15.1     14.6      14.2      13.6       14.4     13.4
                               -------   -------   -------    -------  -------   -------   -------    -------  -------
Net income...................     19.3%     20.7%     21.2%      22.6%    21.9%     21.3%     21.3%      22.6%    21.5%
                               =======   =======   =======    =======  =======   =======   =======    =======  =======

                                   BUSINESS

  The Company is a leading provider of electronic data interchange and other electronic commerce products and services worldwide. The Company develops, markets and supports electronic commerce software products and provides electronic commerce services that enable businesses to engage in business-to-business electronic communications and transactions. The Company has been providing electronic commerce solutions for over 20 years and has numerous customers in a broad range of industries including banking, pharmaceuticals and retailing. As of September 30, 1996, the Company's customers included 96 of the 100 largest U.S. industrial corporations, as ranked by 1995 sales in Fortune magazine, and 99 of the top 100 U.S. commercial banks, as ranked by deposits as of December 31, 1995, in American Banker magazine. Selected customers of the Company include Cummins Engine Company, Mobil Corporation, NationsBanc Services, Inc., The Pillsbury Company and Target Stores.

  The Company offers a comprehensive range of electronic commerce products and services for the electronic commerce market. The Company continually strives to understand the business requirements of the global electronic commerce market; to address these requirements with flexible, reliable and secure electronic commerce solutions; and to deliver these solutions in an effective and efficient manner. The Company believes that many of today's business organizations operate as extended enterprises that not only include an entity's divisions, plant sites and sales offices, but also involve close partnering relationships with customers, suppliers, banks and other trading partners. The foundation for transacting business electronically is reliable and secure communications software. Upon this foundation, solutions are provided for messaging management, translation, managed services and automated payment integration. The Company provides all of these solutions, among others, to support the extended enterprise.

  The Company operates through five separate groups, four of which offer distinct families of products and services in the United States and Canada and one of which markets electronic commerce services and related products outside of the United States and Canada. The Company believes that its decentralized organizational structure promotes operating flexibility, improves responsiveness to customer requirements and focuses management on achieving revenue and profit objectives. The Commerce Services Group is a leading provider of electronic commerce services and related software products offered, under the COMMERCE family name, that facilitate the electronic exchange of business transactions among multiple trading partners. The Interchange Software Group is a leading provider of electronic commerce translation and gateway messaging software, which makes message management and communications possible across diverse systems. These products are marketed under the GENTRAN family name. The Communications Software Group offers automated file transfer and communications management solutions under the CONNECT family name that provide the infrastructure for an enterprise's electronic commerce system. The Banking Systems Group, with its VECTOR family of products, is a leading provider of item processing and electronic payments software and related services for financial institutions. The International Group markets electronic commerce services and related software products outside of the United States and Canada, primarily in Europe.

  The Company generates revenue from four sources: services, products, product support and royalties. Services revenue consists primarily of transaction fees for services from the COMMERCE family and is recognized at the time the service is performed. Products revenue is primarily derived from license fees from the Company's software product groups--GENTRAN, CONNECT and VECTOR--and is recognized at the time of product delivery, provided no significant future vendor obligations exist and collection is probable. Product support revenue consists primarily of fees from product support agreements that provide customers with updated or enhanced versions of the Company's software products as they become available and telephone access to the Company's technical personnel. Product support revenue is deferred and recognized ratably over the term of the applicable product support agreement, which is generally from one to three years. Royalty revenue consists primarily of royalties from Sterling Software relating to international licenses of the Company's software products and related product support agreements. See "--Shared Management and Contractual Arrangements with Sterling Software."

  A majority of the Company's software customers enter into product support agreements and renew such agreements upon expiration. Moreover, although most COMMERCE service agreements are cancelable upon 30 days' notice, the Company's experience is that once customers initiate use of the Company's COMMERCE services, they tend to continue to use them. Accordingly, revenue from product support and COMMERCE services is considered recurring revenue. In fiscal 1996, recurring revenue represented 57% of the Company's total revenue.

ELECTRONIC COMMERCE

  Electronic commerce involves the automation of business-to-business transactions through the use of telecommunications and computers to exchange and process electronically commercial information and business transaction documents. Due to the critical nature of these transactions, electronic commerce requires reliable, secure, automated connectivity between businesses. Electronic commerce typically involves software and value-added services to perform essential business functions such as EDI, which facilitates uniform communications with different trading partners, including suppliers, customers, transportation carriers, banks and government agencies. In addition, electronic commerce includes value-added services such as e-mail, electronic funds transfer, electronic forms and bulletin board and catalog services. Currently, EDI is the most widely utilized component of electronic commerce. Advantages of electronic commerce include reduced clerical workload and elimination of unnecessary paper handling; rapid, accurate and secure exchange of time sensitive business information; reduced operating and inventory carrying costs; and improved speed of ordering, delivering and paying for goods and services.

  A report by International Data Corporation indicates that the worldwide market for electronic commerce was an estimated $1.5 billion in revenues in 1995 and is estimated to increase to almost $4.0 billion by 2000, an average annual growth rate of approximately 21%.

  Groups of companies that regularly trade with each other generate significant repetitive business transactions. These trading communities are natural prospects for electronic commerce. Many large companies within a trading community increasingly recommend or require that their trading partners engage in electronic commerce, particularly EDI, as the primary method of communicating business documents. Large companies within a trading community often are described as "hubs" and their trading partners as "spokes." A hub company and its trading partners communicate through electronic networks, traditionally using value-added service providers, which utilize either their own proprietary network or third-party networks. Alternatively, some trading communities use a private network owned and operated by the hub company.

  Hub companies typically decide to engage in electronic commerce for one or more of the following reasons: (i) to reduce inventories by shortening the time required to notify vendors and replenish stocks; (ii) to reduce the administrative handling costs of documents that they send or receive from their suppliers or customers; and (iii) to improve customer support and service levels. For these reasons, a hub company often adopts a stated business objective that all of its trading partners use EDI as the principal means of communicating business documents. These trading partners or spoke companies, in turn, often expand the use of electronic commerce by requesting or requiring their trading partners to communicate through EDI. The expansion of the number of trading partners adopting EDI increases the number of potential software customers and subscribers for EDI services.

  In a typical EDI transaction, a trading partner (the "sending partner") first generates, with its computer, the business data used for the completion of a particular set of documents, described by EDI standards as a transaction set. Transaction sets include requests for quotes, purchase orders, invoices, shipping notices, remittance advices and other related documents and messages. Second, a translation software program on the sending partner's computer converts the data into a standard EDI format. Third, this information is electronically transmitted directly to the intended trading partner's computer (the "receiving partner") or to a central computer system of a value-added service provider. Value-added service providers receive documents for subsequent delivery to the receiving partner, connect many types of computer hardware and communications devices, convert multiple transaction sets from one industry standard to another and maintain security by reducing the possibility of unauthorized access to critical business information. Finally, a translation software program on the receiving partner's computer converts the document or transaction set from a standard EDI format into the format required by the receiving partner.

  The adoption of electronic commerce products and services by a typical organization tends to be an evolutionary process. The first stage involves automating existing business processes, usually at the insistence of the largest trading partners within a particular industry. At this stage, departments within the organization typically replace paper processes with electronic processes. During the second stage, the organization is either changing existing processes or integrating new processes into its business, usually in conjunction with the business strategy of a major trading partner. For example, the organization may be a major supplier required to provide just-in-time inventory to a manufacturer, quick response to a retailer or efficient consumer response to a grocer. These activities tend to be implemented at the corporate rather than the departmental level of the organization and may involve other entities such as suppliers, shippers or banks in the use of electronic commerce processes. In the third stage, the organization integrates electronic commerce into its core business strategies. For example, the organization may require its suppliers to provide just-in-time inventory, quick response or efficient consumer response and, additionally, integrate all of its key business partners in the process.

  The electronic commerce market requires a broad range of integrated product and service solutions with differing degrees of sophistication, rather than isolated products or services. Most current offerings in the electronic commerce market are narrowly designed to target specific computer platforms or specific industry applications and, accordingly, do not provide a total solution.

THE STERLING COMMERCE SOLUTION

  The Company offers a comprehensive range of electronic commerce products and services for the electronic commerce market. The Company continually strives to understand the business requirements of the global electronic commerce market; to address these requirements with flexible, reliable and secure electronic commerce solutions; and to deliver these solutions in an effective and efficient manner. The Company's products and services include communications, translation and message management software, managed services, value-added applications and closely-related professional services. The Company believes that its ability to offer a broad array of products across all major computing systems and to provide value-added services by selectively utilizing multiple transmission networks, including telecommunications carriers, public data networks and the Internet, gives it a competitive advantage in addressing the needs of the electronic commerce market. The Company has been providing electronic commerce solutions for over 20 years and has numerous customers in a broad range of industries including banking, pharmaceuticals and retailing. The Company is recognized as a leading provider of EDI and other electronic commerce products and services worldwide.

PRODUCTS AND SERVICES

  The foundation for transacting business electronically throughout an extended enterprise is reliable and secure communications software. Upon this foundation, solutions are provided for messaging management, translation software, managed services and automated payment integration. The Company offers four distinct families of products that address targeted market segments. A brief description of each family of products is included in the following table.

      COMMERCE              GENTRAN              CONNECT               VECTOR
--------------------  -------------------- -------------------- --------------------
A family of           A family of gateway  A family of          A family of
electronic commerce   message handling and automated file       financial electronic
value-added           EDI translation      transfer and         commerce and bank
services, software,   software             communications       automation software
catalogs and related                       management software
products

  COMMERCE. The COMMERCE family offers over a dozen service and software solutions to facilitate the electronic exchange of business transactions and documents. Serving businesses in many different industries, COMMERCE:Network provides an electronic messaging system with mailbox facilities to accommodate the exchange of EDI documents, electronic business forms, e-mail messages and attachments and the posting of technical or reference data. COMMERCE:Network accepts all of the most commonly used protocols for EDI and e-mail exchanges. Along with many standard services, COMMERCE:Network offers value-added services that help companies conduct business electronically with their trading partners. These services include programs that assist companies in implementing electronic commerce with their trading partners; strategic consulting to help define electronic commerce solutions that address a company's needs; and shared applications to help trading communities and companies to leverage common applications. Other value-added services include extended customer support, product training and education. Software products include COMMERCE:Connection, a Windows-based suite of products that provides integrated access to a full range of electronic commerce services including EDI, e-mail, file transfer and electronic libraries. With COMMERCE:Connection, a company can communicate many types of business documents electronically from CAD/CAM drawings to trading partner policies to price lists. This product can also be used to relay business transactions, distribute software and collect sales and database information. COMMERCE products and services are marketed to targeted vertical industry groups which include the primary markets of pharmaceuticals, hardlines, grocery, healthcare, insurance, retail, train-truck-ship transportation, automotive, entertainment, telecommunications, chemical and petroleum, paper and packaging, banking and government. As of December 31, 1996, there were approximately 14,000 COMMERCE customer sites worldwide.

  GENTRAN. The GENTRAN family of products offers software solutions for electronic commerce gateway messaging and EDI translation. GENTRAN software automates the flow of internal business transactions within organizations and between organizations and their customers and suppliers. GENTRAN translators and intelligent messaging servers are available for the major operating systems and platforms such as UNIX, Windows, Windows NT, AS/400 and IBM mainframes. GENTRAN was designed for high-volume, commercial traffic and supports any-to-any formatted message exchange across platforms. This makes GENTRAN an excellent tool for linking disparate applications and for the intelligent dissemination of information received via the World Wide Web (the "Web"). The GENTRAN family of products is packaged into three categories of electronic commerce business solutions: EDI Complete, for companies that need plug-and-play EDI with expert consultants to assist them through the start-up process; EC Messaging Gateway or EC Gateway for the Internet, for companies that need a full electronic commerce solution that integrates with core enterprise applications; and EC Desktop Solutions, for those who want to supply vendors, customers or distributors with push-button, EDI-enabled applications that make it easier to do business with their trading partners. Key products include GENTRAN:Server, a sophisticated electronic commerce gateway that recognizes, manages and routes all types of business messages; GENTRAN:Director for Windows-based EDI processing; GENTRAN:Mentor, which uses expert systems technology and graphical navigation to fully automate EDI mapping; and GENTRAN:Basic, the base EDI translation product for the mainframe and HP3000 platforms, that translates data from internal formats into standard formats for EDI processing. GENTRAN products were installed at over 4,000 customer sites as of December 31, 1996.

  CONNECT. The CONNECT family of software products is a complete suite of automated file transfer and communications management solutions that support a wide variety of protocols. The CONNECT family of products provides an enterprise-wide solution that integrates seamlessly with existing operations and supports the addition of new applications, databases, hardware and software. These products offer prompt access to information and the highest levels of security for a company's computer data and network. CONNECT:Direct is primarily used to move large volumes of data with focus on high performance, security, reliability and intelligent automation. CONNECT:Direct addresses the information needs of electronic commerce between internal departments and offices and external customer and client locations. CONNECT:Mailbox is used primarily to move information between companies with a focus on wide connectivity. The software works independently of applications, platforms and protocols, and provides open connections throughout the network to any host, midrange or remote workstation or value-added service provider. CONNECT products were installed at over 2,600 customer sites as of December 31, 1996.

  VECTOR. The VECTOR family of products enables banks to provide to their corporate customers integrated trade-payment processing services for both paper-based check payments and electronic payments. VECTOR:Connexion provides financial EDI payment services. VECTOR:Banker provides PC-based cash management and electronic payment software for medium and small sized banks. VECTOR products also automate several key functions in banks, including item processing applications such as statement sorting, research and adjustments, check fraud control, electronic check presentment, return item processing and signature verification. As of December 31, 1996, over 2,000 VECTOR systems had been installed at approximately 850 customer sites worldwide, including 99 of the top 100 U.S. banks, as ranked by deposits as of December 31, 1995 in American Banker magazine.

  Internet. The Company provides electronic commerce solutions that enable enterprises to conduct business with their trading partners over the Internet in a safe, reliable environment. These solutions fall under four broad categories: (i) Web-based catalog search and select, (ii) purchase and order fulfillment by browser access of Web sites, (iii) key encryption and firewall software, and (iv) Internet-enablement of existing products and services. The Internet enables enterprises to reach segments of their trading partner bases that were not previously accessible by traditional means of electronic commerce. To the extent that the Internet gains further acceptance as a method of conducting electronic commerce, the Company expects the Internet to broaden the electronic commerce market and provide additive business to the Company.

SALES AND MARKETING

  Each of the Company's Commerce Services, Interchange Software, Communications Software and Banking Systems Groups has its own sales and marketing organizations. These organizations license and market the Company's products and services in the United States and Canada through a combination of direct sales, telesales and telemarketing. The Company's International Group, headquartered in Paris, France, markets electronic commerce services and related products outside the United States and Canada, primarily in Europe (directly and through distributors). The Company's Banking Systems Group markets its software products and product support services worldwide. The Company has implemented a comprehensive, performance-based system of sales commissions, awards and recognition designed to compensate and motivate its sales force.

  Pursuant to the International Marketing Agreement with Sterling Software, Sterling Software acts as the exclusive distributor (directly and through subdistributors) of the Company's interchange and communications software products in markets outside the United States and Canada and is responsible for sales, marketing and first level support of such products in those markets. Sterling Software presently maintains offices throughout Europe and in Tokyo, Japan and Sydney, Australia and has relationships with agents and distributors in Asia (other than Japan), Central and South America, Eastern Europe, the Middle East, Mexico and South Africa.

CUSTOMERS

  As of September 30, 1996, the Company's customers include 96 of the 100 largest U.S. industrial corporations, as ranked by 1995 sales in Fortune magazine, and 99 of the top 100 U.S. commercial banks, as ranked by deposits as of December 31, 1995, in American Banker magazine.

PRODUCT LICENSES AND PRODUCT SUPPORT

  The Company's software products are licensed for perpetual use or for a fixed term. The Company typically does not sell or otherwise transfer title to its software products. The license agreements generally restrict the use of the product to designated sites or central processing units and prohibit reproduction, transfer or disclosure of the product. However, some license agreements may cover multiple sites or multiple central processing units at one site.

  In addition to licensing the use of its software products to its customers, the Company also often sells product support services to its customers. Typically, the Company provides these services pursuant to product support agreements having terms ranging generally from one to three years. The Company's product support agreements provide customers with updated or enhanced versions of the Company's software products as they become available and telephone access to the Company's technical personnel.

PRODUCT DEVELOPMENT

  The Company's product development strategy is to enhance existing products and to introduce new products based upon current and anticipated customer needs. In addition, the Company has made a number of acquisitions to expand the array of products and services available to its customers.

  Each of the Company's Commerce Services, Interchange Software, Communications Software and Banking Systems Groups performs its own product development function. Each group's development lab operates as a profit center, with revenues derived from royalties earned on products sold in the domestic and international markets. The Company believes that this organizational structure facilitates development cost control and focuses the development function on customer needs. Gross product development costs in 1996, 1995 and 1994 were approximately $27.8 million, $24.9 million and $21.7 million, respectively, of which the Company capitalized approximately $12.3 million, $10.1 million and $9.2 million, respectively, as the cost of developing and testing new or significantly enhanced software products. Product development expense and the capitalization rate may fluctuate from period to period depending, in part, upon the number and status of software development projects in process.

  The Company's disciplined approach to product development includes, among other things, evaluating anticipated customer needs, analyzing the cost of developing new products versus the cost of acquiring new products and analyzing anticipated revenues from new and enhanced products. For example, the Company may seek to acquire an existing product or to acquire a company that owns an existing product rather than develop the product internally, and in other instances the Company may contract with a third-party developer to develop the product on the Company's behalf. Because of these and other factors, the Company is unable to estimate future product development costs.

COMPETITION

  The electronic commerce market is very competitive. Numerous companies supply electronic commerce products and services, and several competitors target specific customer requirements for which the Company presently is, or may seek to become, a provider. The Company's competitors include both large companies with substantially greater resources than the Company and small, specialized companies that compete in one or more particular market niches. Competitors that offer products and/or services that compete with various of the Company's products and services include, among others, Advantis Systems, Inc. (a joint venture between Sears, Roebuck & Co. and IBM); AT&T; Computer

Associates International, Inc.; EDS; General Electric Information Systems; Harbinger Corporation; Premenos Technology Corp.; QuickResponse Services, Inc.; and a joint venture between British Telecommunications Plc and MCI Communications Corporation; as well as the internal programming staffs of various businesses engaging in electronic commerce.

  The Company expects competition to increase in the future from both existing competitors and other companies that may enter the Company's existing or future markets. The Company believes that its ability to compete successfully in the electronic commerce market depends on numerous factors, both within and outside its control, including product performance, functionality and reliability, price and customer service and support. There can be no assurance that new or established competitors will not offer products and services that are superior to and/or lower in price than those of the Company. In addition, the Company could face increased competition to the extent the Internet gains further acceptance as a method of conducting electronic commerce.

INTELLECTUAL PROPERTY RIGHTS

  The Company relies primarily on a combination of copyright, patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its intellectual property rights. The Company routinely enters into non-disclosure and confidentiality agreements with employees, contractors, consultants and customers. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. However, the Company believes that, due to the rapid pace of innovation within the electronic commerce industry, factors such as the technological and creative skills of its personnel are more important in establishing and maintaining a leadership position within this industry than are the various legal protections afforded its technology.

  The Company does not believe that any of its products infringe on the proprietary rights of third parties in any material respect. Licenses for a number of software products have been granted to the Company for its own use or for remarketing to its customers. In the aggregate, these licenses are material to the business of the Company, but the Company believes that the loss of any one of these licenses would not materially affect the Company's results of operations or financial position.

  The COMMERCE, GENTRAN, CONNECT and VECTOR families of product names used herein are registered or unregistered trademarks owned by the Company.

SHARED MANAGEMENT AND CONTRACTUAL ARRANGEMENTS WITH STERLING SOFTWARE

  Introduction. The Company was incorporated in December 1995 as a subsidiary of Sterling Software. The Company completed its initial public offering on March 13, 1996. Pursuant to that offering, the Company sold to the public 1,800,000 previously unissued shares of Common Stock and Sterling Software sold to the public 12,000,000 of the 73,200,000 shares of Common Stock then owned by it.

  In contemplation of the Company's initial public offering, among other things: (i) Sterling Software caused to be transferred to the Company certain assets relating to the electronic commerce business previously conducted by Sterling Software, and (ii) the Company entered into contractual arrangements with Sterling Software. See "--Intercompany Agreements."

  On September 23, 1996, the Board of Directors of Sterling Software declared a special dividend consisting of the distribution of all shares of Common Stock held by Sterling Software on September 30, 1996, payable pro rata to the holders of record of Sterling Software's common stock, as of the close of business on such date. As a result, effective September 30, 1996, the Company ceased to be a subsidiary of Sterling Software.

  Management. The Board of Directors of the Company (the "Board") currently has seven members. Sam Wyly, Charles J. Wyly, Jr. and Evan A. Wyly are directors of the Company and are also directors of Sterling Software. Sterling
L. Williams serves as Chairman of the Board of the Company and as President and Chief Executive Officer and a member of the Board of Directors of Sterling Software. In addition, Jeannette P. Meier serves as Executive Vice President, General Counsel and Secretary of both companies and the Chief Financial Officer of Sterling Software, and Phillip A. Moore serves as an Executive Vice President of both companies. Neither the specific time period nor the capacity or capacities in which such executive officers may continue to serve either the Company or Sterling Software (or both) has been determined as of the date of this Prospectus.

  Directors and executive officers of the Company who are also directors or executive officers of Sterling Software may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Sterling Software, such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and Sterling Software. To the extent that such opportunities arise, such directors and executive officers may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director or executive officer in his or her capacity as a director or executive officer of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. In addition, determinations may be made by the Board of Directors of the Company, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company.

  Intercompany Agreements. In anticipation of the Company's initial public offering, the Company and Sterling Software entered into a number of agreements (the "Intercompany Agreements") for the purpose of defining certain relationships between them. As a result of Sterling Software's then-existing ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiation. The Intercompany Agreements include an International Marketing Agreement, a Tax Allocation Agreement, an Indemnification Agreement and a Space Sharing Agreement. The International Marketing Agreement defines the terms pursuant to which Sterling Software acts as the exclusive distributor through March 1999 of certain of the Company's products in markets outside the United States and Canada. The International Marketing Agreement provides for the payment of royalties by Sterling Software to the Company equal to 50% of the revenue that Sterling Software derives from licenses of the Company's interchange and communications software products and related product support services. The Tax Allocation Agreement provides that for periods during which the Company and/or its subsidiaries were included in Sterling Software's consolidated federal income tax returns or consolidated, combined or unitary state tax returns, the Company is required to pay to or is entitled to receive from Sterling Software its allocable portion of the consolidated, federal and state income tax liability or refunds, respectively. Additionally, the Tax Allocation Agreement contains provisions for the handling of tax controversies. The Indemnification Agreement provides that the Company will indemnify Sterling Software and its directors, officers, employees, agents and representatives for any liabilities resulting from or arising out of certain acts, failures to act or the provision of incorrect factual information by the Company in connection with the Internal Revenue Service ruling request that would cause the Distribution to be taxable to Sterling Software or its stockholders. The Indemnification Agreement also provides that each party will indemnify the other party for certain other liabilities, including those relating to the business, operations or assets conducted or owned by the indemnifying party. The Space Sharing Agreement defines the terms pursuant to which the Company and Sterling Software are allowed to utilize a portion of certain of each other's office facilities for a fee. Conflicts of interest may arise between the Company and Sterling Software in a number of areas relating to the companies' ongoing relationships. The Board will utilize such procedures in evaluating the terms and provisions of the existing and any material future transactions between the Company and Sterling Software and their respective affiliates as the Board may determine appropriate in light of its fiduciary duties under applicable state law.

EXECUTIVE OFFICERS

  The following information regarding the executive officers of the Company is as of January 31, 1997.

            NAME             AGE                     POSITION
            ----             ---                     --------
Sterling L. Williams........  53 Chairman of the Board
Warner C. Blow..............  59 President and Chief Executive Officer; Director
Jeannette P. Meier..........  49 Executive Vice President, General Counsel and
                                 Secretary
Phillip A. Moore............  54 Executive Vice President
William W. Hymes............  60 Senior Vice President and Group President
Paul L. H. Olson............  46 Senior Vice President and Group President
Stephen R. Perkins..........  52 Senior Vice President and Group President
J. Brad Sharp...............  39 Senior Vice President and Group President
                                 Senior Vice President and Chief Financial
Steven P. Shiflet...........  49 Officer
Thomas A. Lutz..............  56 Vice President and Group President
Albert K. Hoover............  37 Vice President, Legal
James W. Hoyt...............  49 Vice President, Technology
Dawn Wheeler................  37 Vice President, Investor Relations
G. Clark Woodford...........  49 Vice President, Business Development
John Blaine.................  34 Controller

  Sterling L. Williams has served as Chairman of the Board of the Company and a director since December 1995 and served as Chief Executive Officer of the Company from December 1995 until October 1996. Mr. Williams co-founded Sterling Software in 1981, and since such time has served and continues to serve as President, Chief Executive Officer and a director of Sterling Software. Mr. Williams also currently serves as a director of INPUT, an information technology market research company. Mr. Williams is a member of the Executive Committee and the Stock Option Committee of the Board.

  Warner C. Blow has served as Chief Executive Officer and a director of the Company since October 1996 and as President since December 1995. From December 1995 until October 1996, Mr. Blow also served as Chief Operating Officer of the Company. Prior to December 1995, Mr. Blow served as President of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from July 1993 and as an Executive Vice President of Sterling Software from October 1989. Prior to July 1993, Mr. Blow also served as President of Sterling Software's former EDI Group.

  Jeannette P. Meier has served as Executive Vice President, General Counsel and Secretary of the Company since December 1995. Ms. Meier also served as Chief Financial Officer of the Company from June 1996 to January 1997. Ms. Meier has served and continues to serve as Chief Financial Officer (since June
1996), Executive Vice President (since July 1993) and General Counsel and Secretary (since 1985) of Sterling Software. Prior to July 1993, Ms. Meier also served as Senior Vice President of Sterling Software.

  Phillip A. Moore has served as Executive Vice President of the Company since December 1995. Mr. Moore co-founded Sterling Software in 1981 and since such time has served and continues to serve as a director of Sterling Software. Mr. Moore has served and continues to serve as an Executive Vice President of Sterling Software since December 1994. From July 1993 until December 1994, Mr. Moore served as Executive Vice President, Technology of Sterling Software. Prior to July 1993, Mr. Moore served as Senior Vice President, Technology of Sterling Software.

  William W. Hymes has served as Senior Vice President of the Company and President of the Banking Systems Group since December 1995. Prior to March 1996, Mr. Hymes served as President of the Banking Systems Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from July 1993. Prior to July 1993, Mr. Hymes served as President of the former Directions Division of Sterling Software.

  Paul L. H. Olson has served as Senior Vice President of the Company and President of the Commerce Services Group since December 1995. Prior to March 1996, Mr. Olson served as President of the Network Services Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from August 1992. Prior to August 1992, Mr. Olson served as Group Vice President of Business Development for Sterling Software's former EDI Group.

  Stephen R. Perkins has served as Senior Vice President of the Company and President of the Communications Software Group since December 1995. Prior to March 1996, Mr. Perkins served as President of the Communications Software Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from July 1993. Prior to July 1993, Mr. Perkins served as Vice President of Development for Systems Center, Inc., a computer software company that was acquired by Sterling Software in July 1993.

  J. Brad Sharp has served as Senior Vice President of the Company and President of the Interchange Software Group since December 1995. Prior to March 1996, Mr. Sharp served as President of the Interchange Software Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from August 1992. Prior to August 1992, Mr. Sharp served as Vice President of Development of Sterling Software's former EDI Labs Division.

  Steven P. Shiflet has served as Senior Vice President and Chief Financial Officer of the Company since January 1997. From December 1995 until January 1997, Mr. Shiflet served as Vice President, Finance of the Company. Prior to March 1996, Mr. Shiflet served as Group Vice President, Finance &
Administration of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from 1986.

  Thomas A. Lutz has served as Vice President of the Company and President of the International Group since December 1995. Prior to March 1996, Mr. Lutz served as President of Sterling Software's Creative Data Systems Division from October 1991. Prior to October 1991, Mr. Lutz served as Executive Vice President of Sterling Software's Creative Data Systems Division. Mr. Lutz also served as Group Vice President of Sterling Software's former EDI Group from August 1990 to July 1993.

  Albert K. Hoover has served as Vice President, Legal of the Company since December 1995. Prior to March 1996, Mr. Hoover served as Vice President of Sterling Software from May 1994 and Assistant General Counsel of Sterling Software from June 1990.

  James W. Hoyt has served as Vice President, Technology of the Company since July 1996. Mr Hoyt served as Director of Product Architecture of Sterling Software's Communications Software Division from July 1993 until March 1996 and of the Company's Communications Software Group from March 1996 until June 1996. Prior to July 1993, Mr. Hoyt served as Director of Product Architecture for Systems Center, Inc., a computer software company that was acquired by Sterling Software in July 1993.

  Dawn Wheeler has served as Vice President, Investor Relations of the Company since February 1996. Prior to March 1996, Ms. Wheeler served as Director of Industry Relations of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from October 1994. Prior to October 1994, Ms. Wheeler served in various capacities for Sterling Software's Network Services Division from November 1988.

  G. Clark Woodford has served as Vice President, Business Development of the Company since December 1995. Prior to March 1996, Mr. Woodford served as Vice President, Business Development of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from November 1993. Prior to November 1993, Mr. Woodford served as Vice President, National Accounts for the Network Services Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company).

  John Blaine has served as Controller of the Company since April 1996. From February 1995 until April 1996, Mr. Blaine served as Director, Finance & Administration for the France Division of Sterling

Software's International Group. From July 1993 until February 1995, Mr. Blaine served as Vice President, Finance and Administration for the former Americas Division of Sterling Software's International Group. From September 1990 until July 1993, Mr. Blaine served in various financial positions with Sterling Software.

EMPLOYEES

  The Company's business is dependent upon its ability to attract and retain highly qualified managerial, technical and sales personnel, who are in limited supply. The Company's operations could be adversely affected if it were to lose the services of a significant number of qualified employees or if it were unable to obtain additional qualified personnel when needed. To attract and retain qualified employees, the Company strives to maintain excellent employee relations, attractive office facilities and challenging working environments, and offers competitive compensation and benefits packages. None of the Company's employees are represented by a labor union. The Company has not experienced any work stoppages and considers its employee relations to be excellent.

  At December 31, 1996, the Company employed approximately 1,340 full-time employees.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Certificate of Incorporation provides that the authorized capital stock of the Company consists of 150,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 50,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Upon completion of the Offering, 87,500,000 shares of Common Stock will be issued and outstanding (89,375,000 if the over-allotment option is exercised in full), and no shares of Preferred Stock will be issued or outstanding. As of the date of this Prospectus, 18,336,400 shares of Common Stock are reserved for issuance under the Company's 1996 Stock Option Plan and 1,500,000 shares of the Company's Series A Junior Participating Preferred Stock, par value $.01 per share, are reserved for issuance pursuant to the Rights Agreement, dated December 18, 1996, between the Company and The First National Bank of Boston, as rights agent (the "Rights Plan"). See "--Rights Plan." Under the terms of the Company's 1996 Stock Option Plan, the number of shares of Common Stock available for issuance under such plan is automatically adjusted upward, if necessary, as of the end of each calendar quarter, so that the aggregate number of shares available for issuance under the Company's 1996 Stock Option Plan is equal to 20% of the total number of outstanding shares of Common Stock then outstanding, computed on a fully diluted basis.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to preferential rights that may be applicable to any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, cumulative voting rights or rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to the Common Stock.

  The Common Stock is listed on the NYSE under the symbol "SE." The First National Bank of Boston is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

  The Board has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

RIGHTS PLAN

  Pursuant to the Rights Plan, 1,500,000 shares of Series A Junior Participating Preferred Stock, $.01 par value ("Junior Preferred Shares"), are reserved for issuance. One right (a "Right") to purchase 1/100th of a Junior Preferred Share (structured so as to be substantially the equivalent of a share of Common Stock) is attached to each issued and outstanding share of Common Stock, including the shares of Common Stock to be sold in the Offering. Subject to certain conditions, each Right entitles the holder to purchase 1/100th of a Junior Preferred Share at a price (the "Purchase Price") of $200.00 per 1/100th of a Junior Preferred Share (subject to adjustment).

  In general, the Rights will not become exercisable, or transferable apart from the shares of Common Stock, unless a person or group of affiliated or associated persons becomes the beneficial owner of, or commences a tender offer that would result in beneficial ownership of, 15% or more of the outstanding shares of Common Stock (any such person or group of persons being referred to in the Rights Plan as an "Acquiring Person"). Thereafter, under certain circumstances, each Right (other than any Rights that are or were beneficially owned by an Acquiring Person, which Rights will be void) could become exercisable to purchase at the Purchase Price a number of shares of Common Stock (or, in certain circumstances, the common stock of a company into which the Company is merged or consolidated or to which the Company sells all or substantially all of its assets) having a market value equal to two times the Purchase Price. The Rights will expire on December 31, 2006, unless earlier redeemed by the Company at a redemption price of $.01 per Right (subject to adjustment), or otherwise exchanged or amended in accordance with the terms of the Rights Plan.

CERTAIN CORPORATE GOVERNANCE MATTERS

  The Company's Certificate of Incorporation and Bylaws provide that the directors of the Company are to be classified into three classes, with the directors in each class serving for three-year terms and until their successors are elected, except that the initial terms of the initial directors of the Company will expire at the 1997, 1998 or 1999 annual meeting of the stockholders of the Company, depending upon the particular class in which each such director is placed. Any additional person selected to the Board will be added to a particular class of directors to be determined at the time of such election. In accordance with the Company's Certificate of Incorporation and Bylaws, the number of directors in each class will be identical, or as nearly as practicable thereto, based on the total number of directors then serving as such. The Company's Certificate of Incorporation and Bylaws provide, in general, that (i) the number of directors of the Company will be fixed by resolution of the Board, (ii) the directors of the Company in office from time to time will fill any vacancy or newly created directorship on the Board, with any new director to serve in the class of directors to which he or she is so elected, (iii) directors of the Company may be removed only for cause by the holders of at least 75% of the Company's voting stock, (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting, and (v) special meetings of stockholders may be called only by the Chairman of the Board or the President of the Company or by a majority of the total number of directors of the Company and the business permitted to be conducted at any such meeting is limited to that brought before the meeting by the Chairman of the Board or the President of the Company or by a majority of the total number of directors of the Company. The Company's Bylaws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not furnished to stockholders in a notice or publicly disclosed by the Company more than 65 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Company's Bylaws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and certain information concerning the stockholder proposing such business, including such stockholder's name and address, the class and number of shares of the Company that are owned beneficially by such stockholder, and any material interest of such stockholder in the business proposed to be brought before the meeting.

  Under applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's bylaws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Company's Certificate of Incorporation and Bylaws provide that the provisions summarized above and the provisions relating to the classification of the Board and nomination procedures may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 75% of the Company's voting stock, voting together as a single class.

  The foregoing provisions of the Company's Certificate of Incorporation and Bylaws, and the terms of the Rights Plan, may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company's management believes that the foregoing measures provide benefits to the Company and its stockholders by enhancing the Company's ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company and that such benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Goldman, Sachs & Co., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                      NUMBER OF
                            UNDERWRITERS                                SHARES
                            ------------                              ----------
Alex. Brown & Sons Incorporated......................................
Goldman, Sachs & Co. ................................................
















                                                                      ----------
    Total............................................................ 12,500,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share to certain other dealers. After the Offering,
the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,875,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 12,500,000, and the Company will be obligated pursuant to the option to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 12,500,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  As of December 31, 1996, directors and executive officers of the Company owned, directly or indirectly, an aggregate of 2,718,118 shares of Common Stock and held options to acquire an additional 10,536,000 shares of Common Stock. Such directors and executive officers have agreed not to offer, sell or otherwise dispose of shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior consent of Alex. Brown & Sons Incorporated.

  Pursuant to the Underwriting Agreement, the Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

  Alex. Brown & Sons Incorporated has served in the past as a financial advisor and underwriter for the Company.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the Common Stock will be passed upon for the Company by Jones, Day, Reavis & Pogue, Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

  The consolidated financial statements of Sterling Commerce, Inc. appearing in Sterling Commerce, Inc.'s Annual Report (Form 10-K) for the year ended September 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      CERTAIN FORWARD-LOOKING STATEMENTS

  This Prospectus (including the documents incorporated herein by reference) contains or may contain certain forward-looking statements and information that are based on beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions as they relate to the Company or the Company's management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the industries served by the Company, the costs of product development and other risks and uncertainties including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's stockholders, customers, suppliers, business partners, competitors, and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should the underlying estimates or assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                GLOSSARY OF SELECTED ELECTRONIC COMMERCE TERMS

  CUSTOMER TRACKING SYSTEM--A system for tracking customer service calls and/or customer accounts, usually in the form of a mainframe- or PC-based software application.

  DIAL-UP LINES AND INTERFACE--Dial-up lines are ordinary phone lines that are part of the switched network used by a phone company to handle all types of calls, including data communications transmissions. A dial-up interface is a temporary software connection established via the switched telephone network.

  E-MAIL--Electronic mail. The electronic transmission of text messages, or a software application that enables such transmission, over the Internet or other networked systems.

  EDI--Electronic data interchange. The automated, computer-to-computer exchange of structured business data, such as purchase orders and invoices, between a company and its trading partners.

  ELECTRONIC FORMS--In software applications, a presentation element (such as a window or box) with predefined areas for entering and changing information. Forms ease the creation and exchange of electronic documents, including EDI documents.

  ELECTRONIC FUNDS TRANSFER OR EFT--Electronic payment in which the transfer of funds between the transaction parties' bank accounts is automated.

  ELECTRONIC COMMERCE OR EC--The automation of business-to-business transactions through the use of telecommunications and computers to exchange and process commercial information and business transaction documents.

  INTERNET--A worldwide network of computer networks that began with technology and equipment funded by the U.S. Department of Defense in the 1970s. TCP/IP is the basic communications protocol for the Internet.

  INTRANET--A collection of Internet-related technologies, including TCP/IP, used within an organization or group of organizations to develop, store, access and exchange information.

  LAN--Local Area Network. A network designed to interconnect PCs within a local environment. One of a variety of communications technologies used to link computers together in a single building, business or campus environment.

  ONLINE BULLETIN BOARD SERVICES--A bulletin board system is an online information and message-passing center for dial-up computer users. Typical services include message transfer or chat forum centers for uploading or downloading files and programs.

  PROTOCOL--A set of rules governing the format, timing, sequencing and error control of exchanged messages on a data network. A protocol can govern data transfer over an interface, between two logical units directly connected or between two users connected end-to-end over a large and complex network.

  TCP/IP--Transmission Control Protocol/Internet Protocol. A set of network- and transport-level protocols that allows computers with different architectures and operating systems to communicate on the Internet.

  WORLD WIDE WEB--A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   6
Use of Proceeds............................................................  10
Capitalization.............................................................  11
Price Range of Common Stock and Dividend Policy............................  11
Selected Financial Data....................................................  12
Business...................................................................  14
Description of Capital Stock...............................................  25
Underwriting...............................................................  28
Legal Matters..............................................................  29
Experts....................................................................  29
Certain Forward-Looking Statements.........................................  29
Glossary of Selected Electronic Commerce Terms.............................  30

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               12,500,000 Shares



                                 Common Stock

                                 -------------

                                  PROSPECTUS

                                 -------------

                              Alex. Brown & Sons
           INCORPORATED

                             Goldman, Sachs & Co.

                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock covered by this Registration Statement, all of which have been or will be paid by the Company, are as follows:

   Securities and Exchange Commission filing fee...................... $154,641
   National Association of Securities Dealers, Inc. filing fee........   30,500
   New York Stock Exchange filing fee.................................   50,313
   Legal fees and expenses............................................  100,000
   Printing expenses..................................................   60,000
   Accounting fees and expenses.......................................   50,000
   Miscellaneous......................................................   54,546
                                                                       --------
     Total............................................................ $500,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Certificate of Incorporation provides that the personal liability of directors of the Company to the Company is eliminated to the maximum extent permitted by Delaware law. The Company's Certificate of Incorporation and Bylaws provide for the indemnification of the directors, officers, employees and agents of the Company and its subsidiaries to the fullest extent that may be permitted by Delaware law from time to time, and the Bylaws provide for various procedures relating thereto. Certain provisions of the Company's Certificate of Incorporation protect the Company's directors against personal liability for monetary damages resulting from breaches of their fiduciary duty of care, except as set forth below. Under Delaware law, absent these provisions, directors could be held liable for gross negligence in the performance of their duty of care, but not for simple negligence. The Company's Certificate of Incorporation absolves directors of liability for negligence in the performance of their duties, including gross negligence. However, the Company's directors remain liable for breaches of their duty of loyalty to the Company and its stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Company's Certificate of Incorporation also does not absolve directors of liability under Section 174 of the Delaware General Corporation Law, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstances and expressly sets forth a negligence standard with respect to such liability.

  Under Delaware law, directors, officers, employees, and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

  As authorized by the Company's Certificate of Incorporation, the Company has entered into indemnification agreements with each of its directors and officers. These indemnification agreements provide for, among other things,
(i) the indemnification by the Company of the indemnitees thereunder to the extent described above, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board, of trusts or other funding mechanisms to fund the Company's indemnification obligations thereunder.

ITEM 16. EXHIBITS

  1.1* --Form of Underwriting Agreement.
  4.1* --Certificate of Incorporation of the Company, as amended.
  4.2  --Amended and Restated Bylaws of the Company (previously filed as
         Exhibit 3.2 to the Company's Registration Statement (Registration No.
         33-80595) and incorporated herein by reference).
  4.3 --Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Company's Registration Statement (Registration No. 33-80595) and incorporated herein by reference).
  5.1* --Opinion of Jones, Day, Reavis & Pogue.
 23.1* --Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
 23.2  --Consent of Ernst & Young LLP (filed herewith).
 24.1* --Power of Attorney of the Company.
 24.2* --Powers of Attorney of certain officers and directors of the Company.

--------

* Previously filed.

ITEM 17. UNDERTAKINGS

  A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  C. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-20565) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on January 30, 1997.

                                          Sterling Commerce, Inc.

                                          By:       /s/ Warner C. Blow
                                              ---------------------------------

                                            WARNER C. BLOW President and Chief
                                                  Executive Officer

  Pursuant to the requirements of the Securities Act, this Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-20565) has been signed below by the following persons in the capacities indicated on January 30, 1997.

             SIGNATURES                                TITLE

         /s/ Warner C. Blow            President and Chief Executive
-------------------------------------   Officer; Director
           WARNER C. BLOW                  (Principal Executive Officer)

         Steven P. Shiflet*            Senior Vice President and Chief
-------------------------------------   Financial Officer (Principal
          STEVEN P. SHIFLET             Financial and Accounting Officer)

        Sterling L. Williams*          Chairman of the Board; Director
-------------------------------------
        STERLING L. WILLIAMS

              Sam Wyly*                Director
-------------------------------------
              SAM WYLY

        Charles J. Wyly, Jr.*          Director
-------------------------------------
        CHARLES J. WYLY, JR.

            Evan A. Wyly*              Director
-------------------------------------
            EVAN A. WYLY

           Robert E. Cook*             Director
-------------------------------------
           ROBERT E. COOK

           Honor R. Hill*              Director
-------------------------------------
            HONOR R. HILL

* The undersigned, by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-20565) pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors and previously filed.

                                                   /s/ Albert K. Hoover
                                           -------------------------------------
                                                     ALBERT K. HOOVER
                                                     Attorney-in-Fact

                               INDEX TO EXHIBITS

Exhibit No.                                             Description
-----------                                             -----------

1.1  -  Form of Underwriting Agreement (Filed herewith)

4.1 - Certificate of Incorporation of the Company, as amended (filed herewith).

4.2  -  Amended and Restated Bylaws of the Company (previously filed as Exhibit
        3.2 to Company's Registration Statement (Registration No. 33-80595) and incorporated herein by reference.

4.3 - Specimen Common Stock certificate (previously filed as Exhibit 4 and 1 to the Company's Registration Statement (Registration No. 33-80595) incorporated herein by reference).

5.1  -  Opinion of Jones, Day, Reavis & Pouge (filed herewith).

23.1 -  Consent of Jones , Day, Reavis & Pouge (included in Exhibit 5.1).

23.2 -  Consent of Ernst & Young L.L.P. (filed herewith).

24.1 -  Power of Attorney of the Company (filed herewith).

24.2 - Powers of Attorney of certain officers and directors of the Company (filed herewith).